

November 7, 2014

<u>Via E-mail</u>
Robert J. Conway
President
DSI Realty Income Fund VI, VII, VIII, IX, X, and XI
6700 E. Pacific Coast Hwy.
Long Beach, California 90803

      Re: **DSI Realty Income Fund VI, VII, VIII, IX, and X**
              Preliminary Proxy Statements on Schedule 14A
              Filed September 24, 2014
              File Nos. 002-68926, 002-83291, 002-90168, 000-14186, and 000-15346

              DSI Realty Income Fund XI
              Preliminary Proxy Statement on Schedule 14A
              Filed September 26, 2014
              File No. 000-18286

Dear Mr. Conway:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Kristina Aberg

                              Kristina Aberg
                              Staff Attorney

cc: Greg Preston